Keep Healthy®

WHERE INGREDIENTS MATTER

Fruitkies™
a smart snack

INFO@KEEPHEALTHYINC.COM

THE KEEP HEALTHY VISION

Develop, produce and deliver clean label, affordable & healthy snack bars that focus on the evolving consumer mindset.


VISION

PROBLEM

EVOLVING CONSUMER BEHAVIOR

- Snacking frequency up 67% over past 5 years[4]
- 51% surveyed consumer 3+ snacks per day[4]
- "natural ingredients" is #1attribute looked for when purchasing snacks[1]
- Most important key nutritional ingredients > absence of GMOs (43%)



SNACKING MORE
Snacking up 67%
51% of people consume 3+ snacks a day
Natural ingredients is #1
DEMANDING QUALITY

SOLUTION

AFFORDABLE, HIGH-QUALITY PLANT BASED INGREDIENTS

follow our
"12 commandments"


NON -GMO
GLUTEN FREE
VEGAN
DAIRY FREE
KOSHER
100% PLANT-BASED PROTEIN
NO HIGH-FRUCTOSE CORN SYRUP
NO ARTIFICIAL INGREDIENTS
NO AGAVE
NO STEVIA
NO SUGAR ALCOHOLS
NO ARTIFICIAL SWEETENERS

PRODUCT

DATE

FRUITKIES™

LOW GLYCEMIC

PROTEIN

DATE BARS

- Use whole pitted dates, now considered to be a "superfood"
- Dairy-free, dark chocolate covered options


Keep Healthy
New York Date Bar
Apple Walnut
NET WT 1.6 oz (45g)
Keep Healthy
New York Date Bar
Apricot Coconut
NET WT 1.6 oz (45g)
Keep Healthy
New York Date Bar
Cashew Date
NET WT 1.6 oz (45g)
ALL NATURAL VEGAN GLUTEN FREE NON GMO
SOY FREE DAIRY FREE NO SUGAR ADDED
Keep Healthy
CHOCOLATE COVERED
cashew
date bar
NET WT 1.6 oz (45g)
Keep Healthy
CHOCOLATE COVERED
pecan
date bar
NET WT 1.6 oz (45g)
Keep Healthy
CHOCOLATE COVERED
apricotcoconut
date bar
NET WT 1.6 oz (45g)
Keep Healthy
CHOCOLATE COVERED
applewalnut
date bar
NET WT 1.6 oz (45g)

PRODUCT

DATE

FRUITKIES™

LOW GLYCEMIC

PROTEIN


Keep Healthy Fruitkies strawberryapple
Keep Healthy Fruitkies CHOCOLATE COVERED papaya NET WT 1.6 oz (45g)
Keep Healthy Fruitkies CHOCOLATE COVERED cherries
Keep Healthy Fruitkies CHOCOLATE COVERED pineapple
Keep Healthy Fruitkies cranberrypumpkinseed
Keep Healthy Fruitkies mangoalmond NET WT 1.6 oz (45g)
Keep Healthy Fruitkies pineapplecoconut
Keep Healthy Fruitkies papayacashew NET WT 1.6 oz (45g)
Keep Healthy Fruitkies CHOCOLATE COVERED blueberries NET WT 1.6 oz (45g)
Keep Healthy Fruitkies CHOCOLATE COVERED mango NET WT 1.6 oz (45g)

FRUITKIES™

- Dried fruit and nut combinations with very few & easy-to-pronounce ingredients.
- Dairy-free, dark chocolate covered options

PRODUCT

DATE
FRUITKIES™
LOW GLYCEMIC
PROTEIN

LOW GLYCEMIC BARS

- 12 grams of protein, 6 grams of fiber and no more than 9 grams of sugar
- No sugar alcohols
- 2% of all net sales are donated to the DRI - Diabetic Research Institute Foundation



Keep Healthy®
LOW GLYCEMIC BAR
12g protein 6g of fiber
USDA ORGANIC
gluten free • dairy free • kosher
vegan • non-gmo • diabetic preferred
NET WT 1.97 oz (56g)
COCONUT CRUNCH
Keep Healthy®
LOW GLYCEMIC BAR
12g protein 5g of fiber
USDA ORGANIC
gluten free • dairy free • kosher
vegan • non-gmo • diabetic preferred
NET WT 1.97 oz (56g)
LEMON ZEST
Ingredients: Organic Coconut Nectar, Organic Almond Butter, Whole Grain
Keep Healthy®
LOW GLYCEMIC BAR
12g protein 5g of fiber
USDA ORGANIC
gluten free • dairy free • kosher
vegan • non-gmo • diabetic preferred
NET WT 1.97 oz (56g)
SEA SALT BROWNIE
Keep Healthy®
LOW GLYCEMIC BAR
12g protein 6g of fiber
USDA ORGANIC
gluten free • dairy free • kosher
vegan • non-gmo • diabetic preferred
NET WT 1.97 oz (56g)
CHOCOLATE CHERRY MINT
Ingredients: Organic Coconut Nectar, Organic Almond Butter, Whole Grain Organic
Keep Healthy®
LOW GLYCEMIC BAR
12g protein 6g of fiber
USDA ORGANIC
gluten free • dairy free • kosher
vegan • non-gmo • diabetic preferred
NET WT 1.97 oz (56g)
BANANA NUT

PRODUCT

DATE

FRUITKIES™

LOW GLYCEMIC

PROTEIN


Keep Healthy®
15g PROTEIN
Almond Vanilla Crisp
organic
protein bar
Keep Healthy®
15g PROTEIN
Apple Cinnamon Crisp
organic
Keep Healthy®
15g PROTEIN
Chocolate Cherry Crunch
organic
Keep Healthy®
15g PROTEIN
Chocolate Coconut
organic
Keep Healthy®
15g PROTEIN
Chocolate Fudge
organic
protein bar
NET WT 2.29 oz (65g)

PROTEIN BARS

- Uses plant based proteins in a marketplace flooded with soy and whey-based products


MARKET SIZE
LARGE & FRAGMENTED WITH ROOM FOR GROWTH
Sales amounts shown in Billions
BOTTLED WATER
$6.7
SNACK BARS
$8.3
PROTEIN POWDER
$16
CHOCOLATE
$18

MARKET SIZE

FAST GROWTH RATE



Sales amounts shown in Billions
$9
$8
$7
$6
$5
2011
2012
2013
2014
2015
2016
Trend over the past 6 years

COMPETITION

US VS THEM

	VEGAN	NO ARTIFICIAL SWEETNERS	LOW-GLYCEMIC	ALL WHOLE & ORGANIC INGREDIENTS	PRICE
KEEP HEALTHY	✓	✓	✓	✓	$
Kind Bars	✓				$$
Quest Bars	✓				$$$
Clif Bars	✓				$$
RX Bars	✓	✓			$$$

TRACTION

NATIONAL DISTRIBUTORS

Core-Mark

CardinalHealth™

PALKO Services
NATIONWIDE DISTRIBUTOR
Naturals Products Sales, Shipping & Support

HLA HAROLD LEVINSON ASSOCIATES LLC

E-COMMERCE

Walmart

QVC

www.keephealthyinc.com

amazon.com

BRICK & MORTAR

Supermarkets

Pharmacies

Specialty Markets

Health Food/ Vitamin Stores

BUSINESS MODEL

ILLUSTRATIVE UNIT ECONOMICS

AVG. DISTRIBUTOR UNIT COST: $.85 | AVG. RETAIL UNIT COST: $1.16 | AVG. COGS: $.34

AVERAGE MARGIN PER BAR TO **KEEP HEALTHY**


40-45%

KEEP HEALTHY OWNS AND MANAGES THEIR PRODUCTION FACILITY

Turn key production

Flexibility to conduct R&D

GO TO MARKET

PRICING, MARKETING AND SALES

PRICING	MARKETING	SALES
4 BAR TYPES	SEO	**SPONTANEITY**
DATE BARS	SOCIAL MEDIA	CONVENIENCE STORES
FRUITKIES™	PROFESSIONAL INFLUENCER/ ENDORSEMENT	GAS STATIONS
PROTEIN BARS	SOCIAL MEDIA CONTENT CREATION	**PLANNED**
LOW GLYCEMIC BARS		NATIONAL GROCERY/ SUPERMARKETS
30+ SKUS		ANCILLARY RETAIL CHAINS
MSRP: $1.49 - $2.49		

TEAM

60 COMBINED YEARS OF CONSUMER GOODS & MANUFACTURING EXPERIENCE

JAY ADONI

CEO

PLV Studios, CEO

TAG, INC

PLV STUDIOS, INC (Pour La Victoire)

RON SOWA

President

Elite Group RMC & DMC

ELVIS WILLIE

CFO

Ernst & Young

Geller & Co

JENSEN ADONI

Marketing

PLV STUDIOS, INC (Pour La Victoire)

MODERN VICE

Keep Healthy®

THANKS
YOU

Fruitkies™
a smart snack

INFO@KEEPHEALTHYINC.COM

631.651.9090